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                                      EX-21


                  SUBSIDIARIES OF BRUNSWICK TECHNOLOGIES, INC.




                        Advanced Textiles, Inc. ("ATI").

      ATI is a wholly-owned subsidiary of the Registrant, and is incorporated in the State of Texas.


                  Brunswick Technologies Europe Limited ("BTE")

      BTE is a wholly-owned subsidiary of the Registrant and is incorporated under the laws of the United Kingdom.